Mitchell S. Bloom +1 617 570 1055 mbloom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 26, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Irene Paik and Joseph McCann

Re:	Ablynx NV

Draft Registration Statement on Form F-1

Submitted on June 19, 2017

CIK No. 0001617582

Dear Ms. Paik and Mr. McCann :

This letter is submitted on behalf of Ablynx NV (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (CIK No. 0001617582) submitted to the Commission on June 19, 2017 (the “Draft Registration Statement”), as set forth in your letter dated July 17, 2017 addressed to Mr. Edwin Moses, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Amendment No. 1”), which includes changes in response to the Staff’s comments as well as other revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and the Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

Cover Page

1.	With reference to your disclosures on page 9, we note that your registered offering in the United States consists of ordinary shares in the form of American depositary shares. Accordingly, please revise the heading above the graphic to disclose the number of ADSs you are offering in the United States. Also, revise the accompanying parenthetical text so that it does not suggest that you may offer ordinary shares in the U.S. in a form other than ADSs. Also, tell us why you include on the cover page a price per ordinary share denominated in euros in addition to the dollar price per ADS.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure above the graphic on the cover on Amendment No. 1, and elsewhere on the cover, to clarify that the Company may only offer ADSs in the United States. The Company has also revised both the front and back cover to remove the price per ordinary shares denominated in Euros and has clarified on the front cover that the price per ordinary share in the European private placement will be the same as the price per ADS in the U.S. offering, as converted using the then applicable currency exchange rate.

2.	Please confirm whether your U.S. IPO price will be substantially the same as the home market trading price. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will address it in a subsequent amendment to the Draft Registration Statement.

Implications of being an emerging growth company, page 7

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it will supplementally provide the Staff with all written communication that it, or any of its authorized representatives, present to potential investors in reliance on Section 5(d) of the Securities Act.

Special Note Regarding Forward-Looking Statements, page 71

4.	Please revise the final sentence on page 72 to avoid any implication that certain information contained in the prospectus is not reliable.

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No.1.

Dilution, page 80

5.	We note your disclosure on page 81 concerning potential dilution resulting from changes to the existing conversion rate for the 3.25% bonds. Please revise to disclose how many shares presently are issuable upon conversion of the bonds and how many additional shares would be issuable assuming discounted pricing at various levels in the global offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No.1. In addition, the Company has revised the disclosure on pages 11, 84 and F-40 of Amendment No. 1 to disclose the diluted loss per share, giving effect to the conversion of the bonds using the conversion price in effect as of December 31, 2016.

Basis of Presentation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 87

6.	On page 110 you discuss clinical programs that are underway. Please revise to disclose your major drug candidates and disclose the costs incurred during each period presented and to date for each. If you do not maintain your research and development costs by project, quantify your research and development expenses by stage of development (exploratory, preclinical, early- or late-stage clinical trials) as well as for projects pending regulatory approval or, when applicable, supporting development of products that have already obtained regulatory approval.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No.1. to disclose the research and development expenses it has incurred for each of its key programs.

Recent Developments, page 92

7.	Please revise your disclosure to explain the significant fluctuations in the interim information you provide consistent with that provided in your May 11, 2017 press release announcing your financial results for the first three months of 2017.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of Amendment No.1.

Business

Our Technology Platform, page 105

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

8.	Please revise to explain briefly the terms albumin and epitope.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 112 and 113 of Amendment No.1.

Our Clinical Programs, page 110

9.	We note your disclosure on page 120 that you withdrew your IND for ALX-0171. However, we note that you do not provide disclosure regarding whether you have submitted INDs for any of your other product candidates. Please disclose all INDs that have been submitted to the FDA for each of your product candidates. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please disclose this information in the prospectus.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 127. The Company respectfully advises the Staff that it does not have an active IND for its trials for RSV since it is not conducting any of the trials in the United States.

Clinical Development of Caplacizumab, page 112

10.	We note your disclosure that caplacizumab was well-tolerated in the Phase II TITAN trial. Please revise to explain how the safety analysis performed in the trial supports this conclusion.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of Amendment No. 1 to explain how it concluded that caplacizumab was well tolerated in the Phase II TITAN trial.

11.	We note your disclosure on page 113 that the most common drug related SAE in the caplacizumab group was TTP. Please revise your disclosure to identify the other drug-related SAEs.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 117 to disclose the other drug-related SAEs.

12.	With reference to your disclosure on page 113, please revise the headings of the first and third columns in the first chart on page 114 to read “Events” rather than “Patients.”

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

RESPONSE: In response to the Staff’s comment, the Company has revised the headers of the columns on page 118 of Amendment No. 1.

Regulatory Status for Caplacizumab, page 116

13.	We note your disclosure that FDA stated three reasons why the results of the TITAN trial alone were not sufficient to file a BLA. Please revise to explain in greater detail each of these three concerns, including whether the stated concern stemmed from results observed in the TITAN trial or from lack of data based on the scope of the trial.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1 to provide greater detail of the three concerns stated by the FDA.

Clinical Development of ALX-0171, page 119

14.	We note the two charts presented on page 120. Please tell us why the number of patients depicted in the placebo group and ALX-0171 are different between the two charts and also different from the number of patients described to have participated in the study on page 119.

RESPONSE: In response to the Staff’s comment, the Company respectfully informs the Staff that of the 53 patients enrolled in the study, 51 patients received at least one dose of study medication and, those 51 patients constitute the safety population for purposes of the analyses (Open-label group ALX-0171 = 5, Randomised group ALX-0171 = 30, Randomised group Placebo = 16).

On page 124, the graph on the left depicts antiviral activity, and is composed of the safety population of 51 patients, less 5 patients who did not have RSV on RT-qPCR (randomised group ALX-0171 = 4, Randomised group Placebo = 1) and 11 patients who had undetectable virus both at baseline and at the first post-dose time point in culture (Open-label group ALX-0171 or Randomised group ALX-0171 = 9, Randomised group Placebo = 2). This resulted in a total of 35 patients being included on the antiviral activity chart (Open-label group ALX-0171 or Randomised group ALX-0171 = 22, Randomised group Placebo =13).

On page 124, the graph on the right depicts the Global Severity Score and is composed of the 51 patients in the safety population minus the 5 patients who did not have RSV on RT-qPCR and the 5 patients in the Open label group. This resulted in a total of 41 patients (Randomised group ALX-0171 = 26, Randomised group Placebo =15).

Clinical Development of Vobarilizumab in RA, page 122

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

15.	We note your disclosure regarding the severe adverse events observed in the Phase I/II proof-of-concept trial of vobarilizumab. Please expand your disclosure to identify the severe adverse events.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of Amendment No. 1 to disclose the observed severe adverse events.

Significant Collaborations, page 129

16.	For each collaboration agreement discussed, please disclose the following:

•	the amount of milestone payments that the company may receive for each of development, regulatory and sales milestones;

•	the duration of the agreement and royalty term; and

•	the royalty amount in a range that does not exceed ten percent.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 133-139.

Intellectual Property, page 132

17.	Please disclose whether your ozoralizumab patent portfolio is wholly owned or licensed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1.

Licenses, page 134

18.	Your disclosure on pages 134 and 135 indicates that the term of each license is based on the expiration of licensed patents. Accordingly, please revise to disclose these patent expiration dates.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 141-142.

Research Corporation Technologies, Inc., page 135

19.	Please revise to disclose the applicable earned royalty rate and annual minimum royalty or provide a meaningful range for these figures.

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 141-142.

Management, page 152

20.	We note that three directors and one executive committee member are identified as “permanent representatives” of corporate entities which are not identified as principal stockholders (3% or greater) in your table on page 173. Please revise the prospectus to explain whether you have agreements with these corporate entities concerning these four positions and the significance, if any, of these individuals serving as permanent representatives.

RESPONSE: In response to the Staff’s, the Company respectfully informs the Staff that there are no agreements between the Company and the corporate entities for which the Company’s permanent representatives serve. Under Belgian law, directors can either be individuals or legal entities. A legal entity acting as a director must appoint a person, that is, a director, partner, manager, member of the management committee or employee, as its permanent representative. The permanent representative is liable in the same way as the legal entity which he or she represents. The Company has also revised the disclosure on page 159 to Amendment No. 1 to make this clarification.

Notes to the financial statements

Note 28: Loss Per Share, page F-40

21.	Given the €34.3 million financial income in 2016 related to the embedded derivative associated with your convertible bond as disclosed in Note 26 on page F-39, please tell us why you do not reflect the conversion of these bonds in your diluted loss per share computation. In this regard, it appears that the removal of this financial income net of the removal of the financial expense associated with interest on these bonds in the numerator when coupled with the incremental shares upon conversion in the denominator are dilutive. Reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of Amendment No. 1 to give effect to the conversion of the bonds in its diluted loss per share computation.

Exhibits

22.	Please file your 2007 Boehringer Ingelheim agreement as an exhibit or provide an analysis explaining why the agreement should not be filed pursuant to Regulation S-K, Item 601.

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe the 2007 Boehringer Ingelheim strategic alliance agreement (the “B.I. Agreement”) is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b) (10) of Regulation S-K is summarized below.

        Background

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contracts Not Made Outside of the Ordinary Course of Business

The Company advises the Staff that the B.I. Agreement was not entered into outside the ordinary course of business. As described in the Registration Statement, the Company is a pre-commercial biotechnology company focused on the development of Nanobody therapies for the treatment a broad range of therapeutic indications. As such, it would be expected to enter into license agreements from time to time in order to secure certain intellectual property rights necessary or advisable for the commercialization of its product candidates, and collaboration agreements with larger biopharmaceutical companies for the development and/or commercialization of its product candidates. Indeed, such agreements ordinarily accompany the business of identifying and developing therapeutic products. Accordingly, the Company respectfully advises the Staff that it does not consider the B.I. Agreement to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

The Company’s Business is not Substantially Dependent on the B.I. Agreement

The Company respectfully advises the Staff that it is not substantially dependent on the B.I. Agreement.

As disclosed in the Registration Statement, the Company is focused on the development of Nanobody therapies for the treatment a broad range of therapeutic indications, with the strategy of retaining development and commercialization rights to those product candidates it believes it can ultimately commercialize successfully on its own, if approved. Where the Company believes a product candidate

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

might be better served by a larger biopharmaceutical company with greater resources, it intends to enter into customary collaboration agreements. Such agreements enable the Company to more broadly diversify is pipeline of product candidates, and largely offload the product development and commercialization of these product candidates to third parties, thus enabling the Company to primarily focus its product development efforts on its wholly owned programs. In accordance with this strategy, the Company has entered into a number of customary collaboration agreements, including the B.I. Agreement, for the selection and development of defined product candidates and, if these product candidates are successful in the clinic, ultimately the commercialization of these product candidates.

The Company advises the Staff that it does not consider itself to be substantially dependent on the B.I. Agreement, for the following reasons.

•	Large number of collaborations and large number of product candidates within those collaborations. The nine collaboration partnerships described in the Registration Statement contemplate the development of multiple product candidates, many of which have not even been identified yet. Because drug development is uncertain, the Company and its collaboration partners have intentionally undertaken a portfolio approach to identification, selection and development of product candidates, such that the failure of no one product candidate or no one collaboration would have a material adverse on the Company’s business. Furthermore, the Company’s lead program is wholly owned, further reducing its dependence on the B.I. Agreement or any other collaboration partner.

•	Early stages of development. The B.I. Agreement provided for up to ten Nanobodies to be selected and developed. Currently, the two most advanced product candidates from the B.I. Agreement are in Phase I trials and three are in pre-clinical development. The other five programs have been stopped. As is typical of drug development, and further exemplified by the cessation of five of the programs, whether or not these product candidates, or any others discerned from the B.I. Agreement, ever advance to early-stage clinical trials, late-stage clinical trials, regulatory approval or commercialization is uncertain. As would be expected, the Company’s right to receive future payments under this agreement is more heavily weighted towards regulatory approval and commercial success, making the Company less dependent on the success of this collaboration in the near term.

•	The Company is not substantially dependent upon future payments under the B.I. Agreement. As disclosed in the Registration Statement, the B.I. Agreement provides for (i) an upfront payment of €42.9 million, (ii) a payment of €5.0 million upon the selection of each Nanobody therapeutics for development and (iii) a payment of €8.0 upon the initiation of Phase I trials for each selected Nanobody therapeutic, with the right to receive milestones upon the achievement of defined development, regulatory or commercial milestones. As disclosed in the Registration Statement, development, manufacturing and commercialization expenses are generally the responsibility of the collaboration partner. As such, the Company is not dependent upon receiving future payments from the B.I. Agreement in order to fulfill its current obligations under the agreement. The Company advises the Staff that its current operating plans do not assume the receipt of any significant contingent payments.

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

Accordingly, the Company does not consider the B.I. Agreement to be a contract on which its “business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials…”

Description of Agreements Included Notwithstanding Item 601(b)(10) Test

The Company advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the B.I. Agreement would benefit investors in making an informed investment decision concerning the Company. Although the Company did not conclude it was “substantially dependent” on the B.I. Agreement for the reasons cited above, it did elect to provide fulsome disclosure of this agreement, including the material terms of these agreements, in the Registration Statement, in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing the B.I. Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Registration Statement.

The Company will Re-Consider the Applicability of Item 601(b)(10) in Future Periods

Finally, the Company advises the Staff that it will continue to evaluate in future periods whether the B.I. Agreement rises to the level of substantial dependence or otherwise satisfy the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, an agreement might satisfy the Item 601(b)(10) test in the event one or more product candidates that is the subject of the agreement achieves regulatory approval, as a result of which the Company is entitled to receive a revenue stream upon which the Company becomes substantially dependent, or as a result of which the Company becomes obligated to pay royalty payments to its licensors in a material amount.

23.	With reference to your disclosures on pages 169-170, please file the employment contracts with your executive committee members.

RESPONSE: The Company respectfully advises the Staff that it does not believe that it is required to file its employment agreements with management. Item 601(b)(10)(iii)(A) of Regulation S-K generally requires to be filed any management contract or equity compensation plan in which any director or any of the named executive officers participates and any other management contract or any other compensatory plan in which any other executive officer of the registrant participates unless immaterial in amount or significance.

Although Item 601(b)(10)(iii)(A) would cover the Management Employment Agreements, pursuant to Item 601(b)(10)(iii)(C)(5), this requirement does not apply to a registrant that is a foreign private issuer that furnishes compensatory information under Item 402(a)(1), and the public filing of the plan, contract

Ms. Paik and Mr. McCann

Division of Corporation Finance

July 26, 2017

or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company is relying on the compensatory disclosure requirements of Item 402(a)(1) and has been advised by local counsel that no public filing of these agreements is required in Belgium and has not otherwise publicly disclosed these agreements. Therefore the Management Employment Agreements are not required to be filed under Item 601(b)(10)(iii)(A).

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1055.

Sincerely,

/s/ Mitchell S. Bloom

Mitchell S. Bloom

cc:	Edwin Moses, Chief Executive Officer, Ablynx NV

Wim Ottevaere, Chief Financial Officer, Ablynx NV

John M. Mutkoski, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Richard D. Truesdell Jr., Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP